UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Marisa Beeney	Stephen S. Sypherd
GSO Capital Partners LP	FS Investment Corporation
345 Park Avenue	FS Investment Corporation II
New York, New York 10154	Cira Centre
Tel: (212) 583-5000	2929 Arch Street, Suite 675
Philadelphia, Pennsylvania 19104
Tel: (215) 495-1150
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6	Page 2 of 36

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 986,815*
	8	Shared voting power 0
	9	Sole dispositive power 986,815*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 986,815*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by Eastman Kodak Company (the “Issuer”), the number of shares and ownership percentage assumes that there were 38,941,136 shares of common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company outstanding as of October 1, 2013. Includes 8,077 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 3 of 36

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,227,196*
	8	Shared voting power 0
	9	Sole dispositive power 1,227,196*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,227,196*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 10,135 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 4 of 36

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,146,980
	8	Shared voting power 0
	9	Sole dispositive power 3,146,980*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,146,980*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.1%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 26,240 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 5 of 36

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,960,521*
	8	Shared voting power 0
	9	Sole dispositive power 2,960,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,960,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 24,435 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 6 of 36

1	Names of reporting persons GSO Special Situations Overseas Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,960,521*
	8	Shared voting power 0
	9	Sole dispositive power 2,960,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,960,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 24,435 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 7 of 36

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 986,815*
	8	Shared voting power 0
	9	Sole dispositive power 986,815*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 986,815*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 8,077 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 8 of 36

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,227,196*
	8	Shared voting power 0
	9	Sole dispositive power 1,227,196*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,227,196*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 10,135 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 9 of 36

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,214,011*
	8	Shared voting power 0
	9	Sole dispositive power 2,214,011*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,214,011*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 18,212 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 10 of 36

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,107,501*
	8	Shared voting power 0
	9	Sole dispositive power 6,107,501*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,107,501*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.7%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 50,675 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 11 of 36

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,107,501*
	8	Shared voting power 0
	9	Sole dispositive power 6,107,501*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,107,501*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.7%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 50,675 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 12 of 36

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,321,512*
	8	Shared voting power 0
	9	Sole dispositive power 8,321,512*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 13 of 36

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,321,512*
	8	Shared voting power 0
	9	Sole dispositive power 8,321,512*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 14 of 36

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,321,512*
	8	Shared voting power 0
	9	Sole dispositive power 8,321,512*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 15 of 36

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,321,512*
	8	Shared voting power 0
	9	Sole dispositive power 8,321,512*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 16 of 36

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,321,512*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,321,512*
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 17 of 36

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,321,512*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,321,512*
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 18 of 36

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,321,512*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,321,512*
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 19 of 36

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,321,512*
	8	Shared voting power 0
	9	Sole dispositive power 8,321,512*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,321,512*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.3%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. Includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $25.65 per share of Common Stock as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 20 of 36

1	Names of reporting persons FS Investment Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 21 of 36

1	Names of reporting persons Locust Street Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,853*
	8	Shared voting power 0
	9	Sole dispositive power 13,853*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,853*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.04%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 22 of 36

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 23 of 36

1	Names of reporting persons FB Income Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IA

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 24 of 36

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01%*
14	Type of reporting person (see instructions) IA

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 25 of 36

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 26 of 36

1	Names of reporting persons David J. Adelman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 27 of 36

1	Names of reporting persons Gerald F. Stahlecker
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461 40 6	Page 28 of 36

1	Names of reporting persons Zachary Klehr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on September 13, 2013 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented as follows:

Pursuant to the Plan, the Issuer issued to the GSO Funds, on September 30, 2013, an aggregate of an additional 251,104 shares of Common Stock and, on October 1, 2013, mandatorily net-share settled warrants to purchase an aggregate of (i) 87,258 shares of Common Stock at an exercise price of $14.93 per share and (ii) 87,258 shares of Common Stock at an exercise price of $16.12 per share. The additional shares of Common Stock and the warrants were issued in connection with distributions to the GSO Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan.

Immediately prior to the effectiveness of the Plan, GSO Special Situations Fund LP held a total of $45,710,491 in allowed unsecured claims, GSO Special Situations Overseas Master Fund Ltd. held a total of $42,564,465 in allowed unsecured claims, GSO Palmetto Opportunistic Investment Partners LP held a total of $14,070,050 in allowed unsecured claims and GSO Credit-A Partners LP held a total of $17,654,994 in allowed unsecured claims.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented as follows:

Pursuant to the Plan, the Issuer issued to former unsecured creditors on account of their allowed unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan, on September 30, 2013, an aggregate of an additional 3,240,968 shares of Common Stock and, on October 1, 2013, mandatorily net-share settled warrants to purchase an aggregate of (i) 1,126,170 shares of Common Stock at an exercise price of $14.93 per share and (ii) 1,126,170 shares of Common Stock at an exercise price of $16.12 per share. The warrants are subject to certain anti-dilution adjustments and other applicable terms of the warrant agreement, dated as of September 3, 2013 (the “warrant agreement”), between the Issuer and ComputerShare Trust Company, N.A. and ComputerShare Inc., as warrant agent.

The warrants are exercisable at any time from and after September 3, 2013, and all unexercised warrants will expire, and the rights of holders of such warrants to purchase Common Stock will terminate, at the close of business on September 3, 2018.

Prior to the exercise of the warrants, no holder of warrants (solely in its capacity as a holder of warrants) is entitled to any rights as a shareholder of the Issuer, including, without limitation, the right to vote on matters of the Issuer, to exercise any preemptive rights to which holders of Common Stock may be entitled, to receive notice of any meeting of shareholders of the Issuer for the election of directors or any other matter, or to receive notice of any proceedings of the Issuer.

The number of shares of Common Stock for which a warrant is exercisable and the exercise price of such warrant are subject to adjustment from time to time pursuant to the warrant agreement upon the occurrence of certain events, including, but not limited to, the payment of dividends to the holders of Common Stock; a subdivision of the outstanding shares of Common Stock into a larger number of shares of Common Stock or a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock; the consummation of a tender offer or exchange offer for all or a portion of the Common Stock for consideration exceeding the fair market value of the Common Stock; or the distribution to the holders of Common Stock of rights to purchase Common Stock for a per-share price less than the fair market value of the Common Stock.

Upon the occurrence of certain events constituting a reorganization, recapitalization, reclassification, consolidation, merger or similar event, each holder of a warrant will, at the election of the Issuer, have the right to receive, upon exercise of a warrant, an amount of securities, cash or other property (“Consideration”) received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such warrant is exercisable immediately prior to such event, provided that, at the Issuer’s election upon the occurrence of such event, the Issuer may pay to such holder a cash amount equal to the fair market value of such Consideration (other than publicly held stock) received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such warrant is exercisable immediately prior to such event, and, to the extent the Consideration received in connection with such event includes publicly held stock, such warrant will remain outstanding and will be exercisable for such publicly held stock, as adjusted pursuant to the warrant agreement.

The foregoing description of the warrant agreement is not intended to be complete and is qualified in its entirety by the full text of the warrant agreement, which has been filed as Exhibit G hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 and Item 4 of this Amendment No. 1 is hereby incorporated by reference in this Item 5.

1.1. – 1.2. Based on information provided by the Issuer, the following disclosure assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. The information provided below includes 68,887 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the GSO Funds based on a closing price of $25.65 per share of Common Stock as of October 1, 2013.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,385,217 shares of Common Stock, representing 21.5% of the Common Stock outstanding as of October 1, 2013.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds 978,738 shares of Common Stock, (ii) GSO Credit-A Partners LP directly holds 1,217,061 shares of Common Stock, (iii) GSO Special Situations Fund LP directly holds 3,120,740 shares of Common Stock, (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds 2,936,086 shares of Common Stock, (v) FSIC directly holds 48,006 shares of Common Stock, (vi) Locust Street Funding LLC directly holds 13,853 shares of Common Stock and (vii) FSIC II directly holds 1,846 shares of Common Stock.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds net-share settled warrants to purchase (A) 10,231 shares of Common Stock at an exercise price of $14.93 per share and (B) 10,231 shares of Common Stock at an exercise price of $16.12 per share, (ii) GSO Credit-A Partners LP directly holds net-share settled warrants to purchase (A) 12,838 shares of Common Stock at an exercise price of $14.93 per share and (B) 12,838 shares of Common Stock at an exercise price of $16.12 per share, (iii) GSO Special Situations Fund LP directly holds net-share settled warrants to purchase (A) 33,238 shares of Common Stock at an exercise price of $14.93 per share and (B) 33,238 shares of Common Stock at an exercise price of $16.12 per share, and (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds net-share settled warrants to purchase (A) 30,951 shares of Common Stock at an exercise price of $14.93 per share and (B) 30,951 shares of Common Stock at an exercise price of $16.12 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 and Item 4 of this Amendment No. 1 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented as follows:

Exhibit G	Warrant Agreement, dated as of September 3, 2013, between Eastman Kodak Company and ComputerShare Trust Company, N.A. and ComputerShare Inc., as Warrant Agent (incorporated by reference from Eastman Kodak Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 3, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2013

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C.,
its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Senior Vice President

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Senior Vice President

Michael C. Forman

/s/ Michael C. Forman

David J. Adelman

/s/ David J. Adelman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr